CrowdCheck Law LLP

700 12th St NW, Ste 700

Washington, DC 20005-4052

October 6, 2021

Ronald Alper

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: RAD Diversified REIT, Inc.

Amendment No. 2 to

Offering Statement on Form 1-A

Filed August 6, 2021
File No. 024-11439

Dear Mr. Alper:

We acknowledge receipt of the comments in your letter dated August 26, 2021 regarding the Offering Statement of RAD Diversified REIT, Inc (the “Company”). We appreciate the opportunity to respond to your comments.

Amendment No. 2 to the Offering Statement on Form 1-A filed August 6, 2021

General

1.	We note your response to comment 1. However, we continue to believe that the company must have funds available (e.g., cash and/or a commitment letter from a bank) to cover all persons, including affiliates, who are eligible to participate in the rescission offer. Please provide us with additional analysis as to the availability and sources of the funds necessary to fully fund the rescission offer.

The Company has obtained a commitment letter from a private lender attached as Exhibit A, to cover payment to all persons, including affiliates, who are eligible to participate in the rescission offer.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Diversified REIT, Inc. If you have additional questions or comments, please contact me at fanni@crowdchecklaw.com.

Sincerely,

/s/ Fanni Koszeg

Counsel

cc:

Brandon Dutch Mendenhall
President and Chief Executive Officer

RAD Diversified REIT, Inc.
211 N. Lois Avenue

Tampa, FL 33609

EXHIBIT A – COMMITMENT LETTER

Tuesday, October 6, 2021

To Brandon Mendenhall,

Based on your credit history, income, and long relationship with Civic, you are approved to refinance your existing portfolio with the loan amount and terms below. This letter will serve as a proposal to make a real estate loan secured by a first lien against the properties at the location listed below. This loan is subject to verification of transaction details, standard lender due diligence, and requirements. The terms below are valid for 30 days from the date of this letter. The buyer’s funds have already been verified and there are sufficient funds to close.

BORROWER	Brandon Mendenhall
GUARANTOR(S)	Brandon Mendenhall
SUBJECT PROPERTY ADDRESS	Portfolio –Value $16M

TRANSACTION TYPE	Cash Out Refinance
LOAN AMOUNT	$9,800,000
NOTES	Cash out is allowed for business purpose only. The funds cannot be used for personal use.
Funds can be used to buyback or purchase shares of company.

Loan Type	5/1 Fixed Interest Only – 30 Year Term
Interest Rate	4.75
Fees	1.25 Points and $1,195 Processing

Thank you for choosing CIVIC and providing us the opportunity to serve you. If you have any questions regarding the above information, please call me at 424-336-7992.

Chris Lushina

ACCOUNT EXECUTIVE

Phone: 424-336-7992

Email: chris.lushina@civicfs.com

This Term Sheet is not a binding commitment to lend. Borrower acknowledges and agrees that this Term Sheet does not set forth all of the terms and conditions of the loan, but is intended as an outline of the major points of understanding between the parties that will be set forth in the final loan documentation which must be acceptable to CIVIC in all respects. Restrictions may apply. LTV limit is based on current, accurate appraised value. Civic Financial Services, LLC reserves the right to amend rates and guidelines. The Term Sheet does not present many of the terms, conditions, covenants, representations, warranties and other provisions that will be contained in the definitive legal documentation for the transactions contemplated thereby. Documentation will include, in addition to the provisions outlined in this Term Sheet and the provisions that are customary and appropriate for Civic Financial Services, LLC in this type of transaction, any other documentation that is required by Civic to consummate the loan. In addition, the effectiveness of the loan will be subject to, among other things, satisfactory due diligence, credit approval, management approval and execution of mutually acceptable definitive documentation. An Appraisal or BPO will be performed to support the value and condition of the subject property. ©2019 All rights reserved. All loans are made in compliance with Federal, State, and Local laws. Civic Financial Services, LLC is a California Finance Lender under DBO license #603L321, NMLS 1099109, AZ Mortgage Broker license #092863, ID Mortgage Broker/Lender License #MBL-8288, OR Mortgage Broker License #ML-5282, and WA Consumer Loan Company License #CL-1099109. Civic Financial Services, LLC is an equal opportunity lender.